Filed by AngloGold Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Ashanti Goldfields Company Limited
Commission File No. 1-14212

ANGLOGOLD LIMITED
(Registration number 1944/017354/06)
(Incorporated in the Republic of South Africa)
ISIN : ZAE000043485
JSE Share Code : ANG
("AngloGold")
This announcement does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale or distribution of securities in any jurisdiction in which such offer, sale or distribution is not permitted
PRINCIPAL TERMS OF COMMITMENTS WITH THE GOVERNMENT OF GHANA
REGARDING ANGLOGOLD'S PROPOSED MERGER WITH
ASHANTI GOLDFIELDS COMPANY LIMITED
AND FURTHER CAUTIONARY
On 28 October 2003, it was announced that the Government of Ghana had made a statement supporting the merger (the "Merger") of AngloGold and Ashanti Goldfields Company Limited ("Ashanti"). This statement followed the announcement by Ashanti on 27 October 2003 that the Board of Ashanti continued to recommend AngloGold's revised proposal for the Merger. As set out in the detailed announcements of 4 August and 15 October 2003, the Merger is conditional on the support of the Government of Ghana, both in its capacity as regulator and shareholder of Ashanti. Further to its announcement on 29 October 2003, AngloGold is pleased to announce that the Government of Ghana has confirmed the principal terms of the agreement that it will enter into as regulator of, and shareholder in, Ashanti. These undertakings are subject to the finalisation of a definitive agreement.

Agreement with the Government on a regulatory framework

A key aspect of the rationale for the Merger is expeditious and optimal development of the Obuasi mine's deep level ore reserves ("Obuasi Deeps"). The Government has confirmed its intent to enter into a stability agreement with AngloGold that will provide the fiscal and regulatory framework necessary to facilitate an accelerated development of this project. In return for the regulatory undertakings required as part of this agreement, AngloGold will undertake, after consummation of the Merger and receipt of the approval of the Parliament of Ghana for these undertakings, to issue 2,658,000 AngloGold ordinary shares to the Government of Ghana. An overview of the key terms, the details of which will be finalised in the definitive documentation are set out below:

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The mining lease relating to the Obuasi mine is currently due to expire in 2024. Although the capital expenditure necessary for the development of Obuasi Deeps will have been incurred by 2024, the mine will continue to produce gold well beyond that date. The Government will undertake to extend the mining lease for the Obuasi Mine until 2054.

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The Government of Ghana will undertake that the level of royalty payments will be 3% of revenue for the next fifteen years for all of AngloGold Ashanti's mining operations in Ghana. Under current legislation, royalty rates vary between 3% and 12% of revenue depending on the level of profitability of the operation concerned. Under proposed new mining legislation the royalty rate would, absent the stability agreement, increase to between 4% and 6% of revenue depending on the level of profitability.

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The corporate tax rate payable in Ghana, where the group will be listed, will be 30% for the next fifteen years although the rate of corporate tax applicable to private companies in Ghana is 32.5%.
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The Government of Ghana will also undertake that none of AngloGold Ashanti's operations in Ghana will, for the next fifteen years, be adversely affected by any action by the Government of Ghana that has the effect of imposing additional obligations on those operations. In addition, none of AngloGold Ashanti's Ghanaian operations will be adversely affected by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance. This stability provision eliminates the risk of adverse changes in the fiscal environment in Ghana and consequently is of value to AngloGold as it increases the certainty of future cash flows.
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The Government of Ghana has also confirmed its willingness to clarify that the rights attaching to the special rights voting preference share (the "Golden Share") will apply solely to the assets and operations of AngloGold Ashanti in Ghana. The Government of Ghana will continue to hold its Golden Share in Ashanti.
The package of regulatory undertakings set out above is subject to the consummation of the Merger and the approval of the Parliament of Ghana, and is to be settled by the issue of 2,658,000 AngloGold ordinary shares.

  Support of the Government as a shareholder

The Government of Ghana, in its capacity as a 17% shareholder in Ashanti has also endorsed the recommendation of Ashanti's board and confirmed that it will agree to vote in favour of the Merger and against any other competing proposals during the term of its agreement with AngloGold and for a period ending on the earlier of six months following termination of the Transaction Agreement entered into between AngloGold and Ashanti on 4 August 2003, as amended (the "Transaction Agreement") and 31 July 2004, if the Transaction Agreement is terminated by Ashanti following a withdrawal of the Ashanti board recommendation.

Timing and further cautionary announcement

The Transaction Agreement would have terminated on 31 October 2003 had the regulatory undertakings and support of the Government of Ghana, as referred to above, not have been received. In order to afford the parties time to finalise the formal agreements regarding such undertakings and support, AngloGold and Ashanti have agreed to extend this date to 14 November 2003, or such later date as may be agreed by AngloGold and Ashanti.

Following the Government's decision AngloGold intends to move towards completion of the merger as soon as possible. Completion is still anticipated in the first quarter 2004.

Shareholders are advised to continue to exercise caution when dealing in AngloGold's securities until a further announcement is made.

Johannesburg
30 October 2003

AngloGold's JSE Sponsor: UBS

For further information contact:
AngloGold
Steve Lenahan +27 83 308 2200
Peta Baldwin +27 11 637 6647
Charles Carter +1 212 750 7999
Tomasz Nadrowski +44 7958 749555
+1 917 912 4641
Andrea Maxey +61 8 9425 4604
UBS Investment Bank
James Hartop +44 20 7567 8000
First Africa
Kofi Adjepong-Boateng +27 11 327 3666
Citigate Sard Verbinnen
(US Media)
Paul Verbinnen +1 212 687 8080
Citigate Dewe Rogerson
(UK Media)
Patrick Donovan +44 20 7638 9571
Channel 2
(Ghanaian Media)
David Ampofo +233 21 666 643
CONFERENCE CALL DETAILS
Two conference calls will take place on 31 October 2003 to discuss this announcement and  third quarter results to be released tomorrow.

The first call will be at 09:00 Johannesburg time, 07:00 London and Accra time, 02:00 New  York time and 15:00 Perth time.

Australia
+61 800 555 616
South Africa +27 800 933 536
Singapore +65 800 616 2071
Hong Kong +852 800 908 216
Japan +81 0053 179 0003
Other Countries +613 9221 4420
The second call will be at 16:00 Johannesburg time, 14:00 London and Accra time, 09:00  New York time and 22:00 Perth time
The dial in numbers, by country, are:
North America +1 800 267 9155 or +1 706 634 0083,
United Kingdom +44 800 073 8967 or +44 871 700 0142 (and Europe),
Australia +61 800 766 788 or +61 28 228 7000, and
South Africa +27 800 99 4050
Ghana +44 1452 562 716
The conference ID number is 3398519
To access the replay, which will be available shortly after completion of the call, dial one of  the following numbers and reference the same conference ID:
North America +1 800 642 1687 or +1 706 645 9291,
United Kingdom +44 800 953 1533 or +44 1452 55 0000 (and Europe),
Australia +61 800 766 700 or +61 28 274 0000, and

South Africa +44 1452 55 0000
Ghana +44 1452 55 0000
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements in this announcement are forward-looking within the meaning of Section  27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange  Act of 1934, as amended, including without limitation, those statements concerning (i) timing,  fulfillment of conditions, tax treatment and completion of the Merger, (ii) the value of the  transaction consideration, (iii) expectations regarding production and cost savings at the  combined group's operations and its operating and financial performance and (iv) synergies  and other benefits anticipated from the Merger. Although AngloGold and Ashanti believe that  the expectations reflected in such forward-looking statements are reasonable, no assurance  can be given that such expectations will prove to have been correct.

For a discussion of important terms of the Merger and important factors and risks involved in  the companies' businesses, which could cause the combined group's actual operating and  financial results to differ materially from such forward-looking statements, refer to AngloGold's  and Ashanti's filings with the US Securities and Exchange Commission (the "SEC"), including  AngloGold's annual report on Form 20-F for the year ended 31 December 2002, filed with the  SEC on 7 April 2003 and Ashanti's annual report on Form 20-F for the year ended  31 December 2002, filed with the SEC on 17 June 2003 and any other documents in respect of  the Merger that are furnished to the SEC by AngloGold or Ashanti under cover of
Form 6-K.

Neither AngloGold, Ashanti nor the combined group undertakes any obligation to update  publicly or release any revisions to publicly update any forward-looking statements discussed  in this announcement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with the Merger, AngloGold will file with, or otherwise furnish to, the SEC a  scheme document/prospectus. Investors and security holders are urged to carefully read the  scheme document/prospectus regarding the Merger when it becomes available, because it  will contain important information. Investors and security holders may obtain a free copy of  the scheme document/prospectus (when it is available) and other documents containing  information about AngloGold and Ashanti, without charge, at the SEC's website at  www.sec.gov. Copies of the scheme document/prospectus together with any SEC filings that  may be incorporated by reference in the scheme document/prospectus may also be obtained  free of charge by directing a request to: AngloGold Limited, 11 Diagonal Street,  Johannesburg 2001, PO Box 62117, Marshalltown 2107, South Africa, Attention:
Chris R. Bull, Company Secretary, telephone +27 11 637 6000, fax: +27 11 637 6624.

UBS Investment Bank and First Africa Group Holdings (Pty) Limited ("First Africa") are acting  for AngloGold and no one else in connection with the Merger and will not be responsible to  anyone other than AngloGold for providing the protections afforded to clients of UBS  Investment Bank or First Africa or for providing advice in relation to the Merger.